

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

October 6, 2008

<u>By U.S. Mail and facsimile</u>

Christopher Crupi
Chief Executive Officer
Paramount Gold and Silver Corp.
346 Waverly Street Suite 110
Ottawa, Ontario Canada K2P OW5

> **Re:** **Paramount Gold and Silver Corp.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **File No. 333-153104**
> **Filed September 26, 2008**
>
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **File No. 1-33630**
> **Filed September 25, 2008**

Dear Mr. Crupi:

We have reviewed your filings and your response letter dated September 26, 2008 and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide the "Tandy" representations requested in the third paragraph of the closing comments section of our comment letter dated September 10, 2008. The representations we requested in our letter should not be modified. Please submit a response that produces the full representations requested in our prior comment letter. In addition, please assure the acknowledgement of the representations is made by you rather than your counsel. You may if you wish include these representations at the time you file your request for acceleration of effectiveness.

2. When you file a redline version of the document on the EDGAR system, ensure that it is complete for changes made from the prior amendment. For example, we note that you changed on the cover page your reference to the aggregate initial offering price as being $52 million to $80 million, but that the change was not identified in the redline version of the amendment that you filed on the EDGAR system.

3. We note your response to our prior comment one. We further note that you calculated the amount of shares held by non-affiliates as of May 1, 2008. Instruction I.B.1 to the Form S-3 requires that you look to "the definition of 'affiliate' in Securities Act Rule 405, as of a date within 60 days prior to the date of filing." Please tell us the number of shares of your common stock held by non-affiliates as of a date within 60 days prior to the date of filing and provide us with support for your belief that you are eligible to conduct a primary offering on Form S-3.

   Additionally, we note that you have identified yourself as a "non-accelerated filer" on the cover pages of both the Form S-3 and your Form 10-K for the year ended June 30, 2008. Since an accelerated filer is defined as an issuer having an aggregate worldwide market value of the voting and non-voting common equity held by its non-affiliates of $75 million or more, please provide us with an analysis as to whether you are an accelerated filer or a non-accelerated filer, especially in light of your response to our prior comment 1.

Risk Factors

We are the subject of an order entered by the Securities…, page 11
We were the subject of a temporary trading halt in our common stock., page 11

4. As the information presented in these two risk factors is largely redundant, please combine these risk factors.

Legal Matters, page 15

5.  Please confirm to us that you will file a clean opinion, either in post-effective amendment or in a Form 8-K, for each takedown.

Documents Incorporated by Reference, page 16

6.  Please ensure that you list all applicable documents, such as the Form 8-K that was filed October 2, 2008.

Form 10-K for the Fiscal Year Ended June 30, 2008

Controls and Procedures, page 43

7.  We note your statement "that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met."  Please confirm, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In future filings, please provide this information or, in the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Closing Comments

Please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc:     Sean Donahue
        Jeff Klein (561)241-4943